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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15

            Certification and notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d)
                   of the Securities and Exchange Act of 1934

                          COMMISSION FILE NO.: 1-13714
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             Coty US Inc.
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             (Exact name of registrant as specified in its charter)

      237 Park Avenue, New York, NY 10017 (212-850-2300)
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              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

           10 1/4% Senior Subordinated Notes Due 2005
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           (Title of each class of securities covered by this form)

           N/A
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           (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)    /X/            Rule 12h-3(b)(1)(ii)   / /
   Rule 12g-4(a)(1)(ii)   / /            Rule 12h-3(b)(2)(i)    / /
   Rule 12g-4(a)(2)(i)    / /            Rule 12h-3(b)(2)(ii)   / /
   Rule 12g-4(a)(2)(ii)   / /            Rule 15d-6             / /
   Rule 12h-3(b)(1)(i)    / /

Approximate number of holders of record as of the certification or notice date:
26 (or less than 6% of the face value of the Notes)

Pursuant to the requirements of the Securities Exchange Act of 1934, Coty US Inc. has caused this certification/notice to be signed on behalf of the Registrant by the undersigned duly authorized person.

                                              Coty US Inc.

                                              By /s/ Stephen D. Ford
                                                 --------------------
                                                NAME Stephen D. Ford
                                                TITLE General Counsel, Coty Inc.